U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
 Submitted Pursuant to Rule 14a-6(g)(1)

1. Name of the Registrant:	NYMEX Holdings, Inc. (“NYMEX”)

2. Name of person relying on exemption:	Cataldo Capozza

3. Address of person relying on exemption:	3738 Rachel Lane
Naples, FL 34103-3725

4. Written materials:	The following materials are attached:

(a) Letter from Mr. Capozza to the Shareholders of NYMEX.

CATALDO J. CAPOZZA
 Naples, FL 34103-3752
(239) 261-2169
cjaycap@aol.com

February 28, 2006

TO MY FELLOW NYMEX SHAREHOLDERS:

Like many of you, over the past few weeks, I have become increasingly concerned about the state of the New York Mercantile Exchange. We do not have a dependable, proven electronic trading platform, and the industry is not confident that we will have one in the near future. We are losing market share to the Intercontinental Exchange and the Chicago Board of Trade, and our non-competition agreement with the Chicago Mercantile Exchange will expire in June. These recent events threaten the competitive advantage NYMEX has enjoyed for more than 130 years. More than anything else, they show that current management has neglected the business of the Exchange for too long.1

The proposed GA Transaction should take a back seat to these far more important concerns. Regrettably, management has focused their attention almost single-mindedly on keeping their own positions secure and on taking NYMEX public, and on completing the proposed sale to General Atlantic as a means of doing so. Unfortunately, they have done so at the expense of NYMEX’s core business. Most of us would like to see an IPO for NYMEX. Changing our capital structure should enable us to improve our business. However, going public is a financing plan, not a business plan. That’s why so many of us opposed the GA Transaction in the first place and why I continue to oppose it today. Quite simply, the proposed GA Transaction does not solve our business or management problems.

The Proxy Does Not Address All The Problems With The GA Transaction

After the Preliminary Proxy was circulated, several Equity Owners began meeting to discuss, among other things, whether to support the proposed GA Transaction and whether to organize an effort to oppose management’s re-election to the Board. Many of you have attended those meetings in person or by phone, and I thank you for doing so. In January, some of the Equity Owners began to prepare a petition to convene a Special Meeting to recall the entire Board and hold an election to replace them.

1This letter includes expectations regarding future performance. These forward-looking statements are based on presently available competitive, financial, and economic data, current expectations, estimates, forecasts, and projections about the industry in which NYMEX operates, and my beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or implied in any of these statements. I caution you not to place undue reliance on any forward-looking statements. I undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

News of those meetings soon reached management, who urged the Equity Owners to postpone the request for a Special Meeting for a month so the Board could negotiate a new deal with CME. When the other Equity Owners agreed to management’s request, I reluctantly agreed as well, but I remained doubtful that management could or would complete a deal with CME. I sought to have one of my attorneys, Mark Rifkin, participate in the negotiations as a disinterested “shareholders’ advocate.” My request was refused even though other non-board members, including Lou Guttman, Mark Fisher, and Robert Sahn, participated in the negotiations. Less than two weeks later, the CME deal was all but dead. Like many of you, I am not convinced that our Board negotiated in good faith with CME.

The Equity Owners continued to meet to consider the GA proposal. Management has learned of the meetings and the concerns we have discussed. In some important respects, NYMEX has heard our opposition to the GA Transaction and, as a result of our opposition, has made material changes to the terms of the proposal:

•	the Proxy no longer proposes the authorization of 200,000,000 shares of common stock, which were unnecessary to complete the proposed sale;

•	the Proxy no longer proposes the issuance of 6,000,000 shares (2,000,000 shares each in Series A-1, A-2, and A-3) that were not explained or accounted for in the Preliminary Proxy;

•	the Proxy no longer proposes a Board where the directors have appointed themselves as the only candidates;

•	the Proxy no longer proposes substantial restrictions on the right of Exchange members to change the Certificate of Incorporation;

•	the Proxy no longer proposes substantial restrictions on the right of Exchange members to change the Bylaws;

•	the Proxy no longer proposes substantial restrictions on the right of Exchange members to call for special meetings; and

•	GA has raised the price from $135 million to $160 or $170 million.

In other important respects, the GA Transaction remains deficient:

•	the GA Transaction remains nothing more than a loan, with GA entitled to be repaid with interest if NYMEX does not complete an initial public stock offering within five years;

•	the Proxy still guarantees GA a seat on the Board;

•	the Proxy restricts who can serve as Chairman and Vice Chairman of the Board;

•

the Proxy restricts the right of members to sell their stock to anyone outside the Exchange until NYMEX completes an IPO, if ever, but gives GA a variety of rights to increase or decrease its position;

•	the Proxy does not include a description of how the markets for NYMEX stock, Exchange memberships, or both will operate prior to an IPO if the GA Transaction is approved;

•	the Proxy does not identify who has a financial interest, such as a finder’s or broker’s fee, in the sale to GA or in an IPO or other change to our capital structure;

•	the revised price GA will pay continues to under-value our equity; and

•	the Proxy still does not state how GA plans to improve our business, our management, or our future.

The GA Transaction Will Not Improve Our Management

An IPO doesn’t guarantee success, and it isn’t the end of our investment in NYMEX. In many ways, it’s just the beginning of it. If we accept the proposed GA Transaction and go public, as many of us hope to do, our shares of stock will be restricted for 18 months. Look at what happened to Refco, Inc., after that company went public on August 16, 2005. The company filed for bankruptcy on October 17, just two months later, after disclosing that its former CEO had “hidden” $430 million in debt. If something were to happen to the business of NYMEX during the 18-month restricted period, our shares might become practically worthless before we could sell any of them.

For years, management has told us that Equity Owners – who comprise a large percentage of the total number of shareholders – are not entitled to be elected Chairman or Vice Chairman. According to management, this is because the Chairman and Vice Chairman serve as At-Large members of the Board. My lawyers have advised me this is not correct. The current Bylaws only prohibit Equity Owners from running as At-Large candidates. While an Equity Owner is not eligible to run for an At-Large seat on the Board, the only requirement for running as Chairman or Vice Chairman is that the candidate be a member of the Exchange. Even though they lease their seats to traders, Equity Owners are, in fact, members.

The Proxy proposes to change the Certificate of Incorporation to provide that no one is eligible to be elected Chairman or Vice Chairman of the Board who has not been a member of the Exchange for less than one year immediately prior to his nomination or who has leased his seat on the Exchange at the time he is nominated.2 This provision effectively disqualifies an Equity Owner from being elected Chairman or Vice Chairman. The proposed change closes a loophole that has existed for years, even though we have been told we could not run for Chairman or Vice Chairman.

2 If approved, Article SIXTH (b) of the proposed Amended and Restated Certificate of Incorporation will provide, “to be designated as Chairman or Vice Chairman, a candidate for election to the Board of Directors must be an Exchange Member who has not leased his last or sole Exchange Membership at the time of his nomination and shall have been an Exchange Member for at least one year immediately prior to his nomination.”

This proposal has nothing to do with the GA Transaction, and certainly is not necessary for us to sell a ten percent stake in NYMEX to GA or to any outside investor. It was not included in the Preliminary Proxy filed on November 23, 2005, and is not related to any other change to the Proxy. Rather, this proposal appears to have been included at the insistence of incumbent management to protect their positions against an organized effort by the Equity Owners to nominate and elect competent and qualified members of the Exchange as Chairman and Vice Chairman in the upcoming election. It is management entrenchment – plain and simple.

The Proxy also proposes a change to the Certificate of Incorporation that will guarantee Bill Ford or his nominee a seat on the Board. The proposed change gives GA the sole right to designate and the sole right to elect one director (designated the “General Atlantic Director”). The Proxy also proposes to give GA the sole right to designate a “nonvoting observer” to the Board. Moreover, the Proxy proposes that the Certificate of Incorporation should be changed to provide that if the General Atlantic Director is removed from office, for cause or not, only GA has the right to vote to replace that director.

When the GA Transaction was first proposed, the Preliminary Proxy proposed to reduce the Board from 25 to 15 members. Mr. Ford was going to be appointed to the new Board, together with Dr. Newsome, Richard Schaeffer, and Mitchell Steinhause. Those four directors would appoint three additional directors from the old Board, and those seven directors would appoint eight more public directors from the old Board to fill all 15 seats. We were asked to waive our right to nominate or elect directors in order to accept the GA proposal.

Many of us expressed our strong dissatisfaction with a self-perpetuating Board. In response to that intense pressure, the Proxy now proposes to guarantee only two seats: one for Mr. Ford and another for Dr. Newsome. The GA proposal rewards Dr. Newsome by guaranteeing him a seat on the new Board and by elevating him to Chief Executive Officer. Mr. Schaeffer intends to run for Chairman, and his chance of winning is enhanced if no Equity Owners may run against him.

Dr. Newsome, together with Mr. Schaeffer, must bear a share of the blame for the problems at NYMEX. Mr. Schaeffer has been a director since 1990, and has been Vice Chairman since 2004. Dr. Newsome has been President of NYMEX since 2004. During that time, NYMEX has fallen behind the rest of the industry in technology, and we are losing more ground every day. I am not convinced that Dr. Newsome has earned the right to serve on the Board or to be CEO of NYMEX. I am also not convinced that Mr. Schaeffer has earned the right to become Chairman of NYMEX, even though some people at the Exchange are referring to it as if his election were a foregone conclusion.

Management’s recent decision to introduce side-by-side open outcry and electronic trading – following loud shareholder demand for such a plan – gives me no confidence. What it does do is confirm my concern that our management is reactive rather than proactive. It certainly appears that our management did not take the lead on electronic trading, but rather let the rest of the industry pull ahead of us. I doubt they ever would have addressed the need for an electronic trading platform if the shareholders had not insisted upon it.

Even at that, I am not confident we will be successful when we introduce side-by-side trading. In 2000, I worked with Cambridge Technology Partners to introduce E-NYMEX to the Exchange. The competitive concept was that any business we might lose from the floor to electronic trading would be re-captured by our own electronic trading platform. Our Chairman at the time, Daniel

Rappaport, worked hard to put E-NYMEX in place. However, the Board, including Messrs. Schaeffer and Steinhause, allowed our former Chairman, Vincent Viola, to terminate E-NYMEX in 2002. Since then, management has been trying to make ClearPort Trading work, but I am not persuaded it will work well when side-by-side trading begins. As a practical matter, we have only one chance to offer a robust electronic trading platform when we introduce side-by-side trading. I have little reason to be confident that our current management will get it right.

NYMEX needs strong, competent, and decisive leadership right now. I am not convinced that Dr. Newsome can provide it. Like most of the terms of the GA proposal, the provisions for the new Board were unnecessary to sell ten percent of our equity to GA or any other outside investor. Instead, it was a means of entrenching our incumbent management. I might add that, by reducing the size of the Board from 25 to 15 directors, management encouraged all the old directors to support the GA Transaction or else risk not being appointed to the new Board.

Nor do I believe that GA or Bill Ford will provide that leadership. I have not heard anything from GA or Mr. Ford for me to decide whether they have any plan for NYMEX, other than hopefully to make a windfall profit in an IPO, much less a plan that I can support with confidence. The Proxy provides no information at all about GA’s plan for improving our electronic trading capacity. After the Proxy was filed, I asked Mr. Ford to meet with me to explain his plan for NYMEX so that I could decide whether to support the proposed GA Transaction. Mr. Ford refused to meet with me. I recall that Mr. Steinhause said GA was brought in to sell open outcry to Wall Street. If GA was supposed to sell open outcry to Wall Street, do you think it has any focused, viable plan for electronic trading? If it does, why won’t GA tell us what that plan is?

If you still think that accepting the GA proposal will improve our management, let me tell you about Bill Ford and GA’s investment in E*Trade. GA began investing in E*Trade around 1995, at which time Mr. Ford joined E*Trade’s Board of Directors and became a member of the board’s Compensation Committee. He resigned from the board of E*Trade in April, 2003, amid a scandal involving an $80 million compensation package (not including options) for E*Trade’s former CEO, Christos Cotsakos, in 2001 even though the company lost $241 million that year. Mr. Cotsakos resigned in disgrace in January, 2003, amid the “management cronyism” scandal. Mr. Ford was one of only two members of the Compensation Committee at the time.

E*Trade went public in August, 1996, and traded as high as $59.91 per share on a split-adjusted basis. By the time Mr. Ford resigned from the company’s board, E*Trade stock was just $4.50 per share.

GA has invested in other companies whose performance has suffered while Mr. Ford was a director. Here are some other examples of how companies have done with Mr. Ford on their boards:

•

Priceline.com – Mr. Ford was a director of Priceline.com from July, 1998, before the company went public, until January, 2003. Priceline.com went public on March 31, 1999, at a split-adjusted price of $497.26 per share. On January 3, 2003, the price of the stock, again on a spilt-adjusted basis, was just $9.60 per share.

•

Quintiles Transnational Corp. – Mr. Ford was a director of Quintiles Transnational Corp. from May, 1999, to June, 2000. During that 13-month period, Quintiles stock went from $41 per share to $14.125, losing more than 60 percent of its value.

•

Critical Path – Mr. Ford was a director of Critical Path from December, 2001, to May, 2004, and was a member of the Audit Committee and the Compensation Committee of the Board. In that three-year period, Critical Path stock lost more than 75 percent of its value, falling from $9.00 per share to $2.03. Ultimately, Critical Path was de-listed in November, 2005. You may be interested to know that Critical Path’s CEO, David Hayden, also served on E*Trade’s Compensation Committee.

•

Prime Response, Inc. – Mr. Ford was a director of Prime Response from October, 1997, before the company went public, to March, 2001. He was a member of the Audit Committee and the Compensation Committee of the Board. Prime Response went public in March, 2000, at $18 per share. On March 1, 2001, the stock was worth just $1.75 per share.

Mr. Ford probably isn’t the only person responsible for the huge price drops in these stocks, and he probably has served on the boards of many other companies whose stock has risen while he was there. I don’t mention these examples to prove that NYMEX will collapse if we accept the GA proposal and appoint Mr. Ford to the Board of Directors, but they do show that Mr. Ford and GA cannot guarantee a successful IPO or that NYMEX will be profitable and successful for the eighteen months our stock will be restricted.

Restrictions On Our Right To Sell Shares Or Seats Are Not Explained

As you know, we must “de-staple our stock from our trading rights to complete the GA Transaction. If that happens, our right to sell shares of stock and to sell trading rights will be restricted. The Proxy says that after the GA Transaction is approved, but before an IPO is completed, shares of stock can only be transferred to (a) existing shareholders, (b) an owner of one or more Class A memberships in the Exchange, and (c) GA – who can only buy up to twenty percent of the outstanding stock. The Proxy also says the company will “establish and publish procedures to facilitate and govern the methods by which sales of shares of our pre-IPO common stock or Class A memberships, either alone or together, will occur.” The Proxy does not say when those methods will be established or published.

The Proxy proposes to amend the Certificate of Incorporation to provide that shares of NYMEX stock and Exchange memberships may be transferred “only in accordance with procedures that the Corporation will establish and publish,” which are supposed to be set forth in Schedule 6.2 to the Investor Rights Agreement between NYMEX and GA. However, there is no Schedule 6.2 attached to the Investor Rights Agreement. Thus, we are being asked to approve changes to the charter that will restrict our right to sell shares, seats, or both, but we have no idea how the markets for the shares or the seats will function or when we will learn that. De-stapling the stock and the seats is the most fundamental part of the GA Transaction. The fact that we are being asked to approve the deal without knowing this important “detail” simply amazes me.

The GA Transaction Still Undervalues NYMEX

In my November 21st letter, I compared NYMEX with the Intercontinental Exchange. At the time, ICE was trading at $35.90 per share. ICE closed on Monday, February 27, 2006, at $56.85. The 58 percent increase in the price for ICE stock over the past three months would support an even higher valuation for NYMEX than I described in my November 21st letter, based in part upon the lower market price for ICE.

On Monday, February 27, 2006, an article by Aaron Elstein in CRAIN’S NEW YORK BUSINESS, referred to GA’s $1.6 billion valuation as “another worrisome sign” for NYMEX. Mr. Elstein questioned how NYMEX could be valued at $1 billion less than ICE even though twice as many futures contracts were traded on NYMEX as on ICE during the first nine months of 2005.

If, as the Proxy states, the GA Transaction offers a “benchmark valuation” for the planned IPO, we should not accept a purchase price that under-values our investment.

The Proxy Does Not Answer Questions About Financial Interests

No one doubts that the GA Transaction is one step in a plan to take NYMEX pubic. Most of the provisions in the Proxy are unnecessary to sell a ten percent equity stake to GA. Rather, they appear to be intended to prepare NYMEX for sale to the public. Given that fact, we must know what the GA Transaction means for a NYMEX IPO. The Proxy does not answer this important question.

Section 3.26 of the Stock Purchase Agreement refers to Schedule 3.26, which is supposed to identify who will receive a brokerage commission, finder’s fees, or similar fee or commission if the GA Transaction is approved. The Proxy does not include Schedule 3.26. Therefore, we do not know who has a direct financial interest in the GA Transaction.

For example, at a meeting of the Equity Owners Committee on January 3, 2006, Mark Fisher, a NYMEX shareholder and owner of a NYMEX clearing member, stated that he introduced the Blackstone/Battery group to management and later introduced GA to management as well. The Proxy does not describe Mr. Fisher’s involvement in the process of negotiating the GA Transaction or his financial interest, if any, in the proposal. Does Mr. Fisher stand to receive a finder’s fee, broker’s commission, or other consideration if the GA Transaction is approved? If so, what did Mr. Fisher do to earn a fee?

The Proxy states that J.P. Morgan serves as NYMEX’s lead placement agent. According to the Proxy, J.P. Morgan provided advice to management as it considered strategic alternatives, such as selling stock in an IPO, selling stock to a private equity investor, merging, or maintaining the status quo. However, the Proxy does not describe J.P. Morgan’s involvement, if any, in the GA Transaction. Did J.P. Morgan undertake any review of the value of NYMEX or the fairness of the GA Transaction? If so, what did J.P. Morgan conclude? Does J.P. Morgan stand to receive a finder’s fee, broker’s commission, or other consideration if the GA Transaction is approved? If so, what did J.P. Morgan do to earn a fee? Perhaps most important, does J.P. Morgan have any interest in the planned IPO? None of these important questions are answered by the Proxy.

Is There An Alternative To The GA Transaction?

In sum, I am not convinced that I should vote in favor of the GA Transaction just because any deal is better than no deal at all. I still believe it is unnecessary to sell ten percent of our equity in order to go public. More important than that, however, I am not persuaded that GA has any plan to improve our business or our management to ensure that, when we do go public, the IPO will be successful and the Exchange will remain a profitable business thereafter.

Pursuing an equity sale at a below-market price has diverted the efforts of this management for too long. Rather than pursuing a bad deal with GA just to do any deal, we should do what our three competitors – CME, ICE, and CBOT – have done, which is to develop a stable, reliable, and robust electronic trading platform and then take NYMEX public at a fair price. We need to elect new directors who are committed to developing and implementing a long-term business plan for the Exchange, not single-mindedly focused on completing an equity sale or an IPO. Our directors need to be accountable to us as shareholders, and the Board’s decisions must be transparent. The directors need to identify and hire a qualified, professional CEO and other professional managers and empower them to manage the day-to-day affairs of the Exchange instead of relying upon traders or part-time managers to do so. Finally, we need to hire an independent technology consultant to give us a thorough and unbiased assessment of our electronic trading rights needs and recommend a course of action for the Board to approve and for management to implement to create opportunities for our customers and traders as well as value for the shareholders.

Best regards,
Cataldo J. Capozza

cc:	Wolf Haldenstein Alder Freeman & Herz LLP
Mark C. Rifkin, Esquire

I am pleased to endorse this communication from Al Capozza to the NYMEX shareholders.

Best regards
Michel Marks
michel.marks@816partners.com